SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ n.° 02.808.708/0001-07
NIRE n.° 35.300.157.770

Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas – AMBEV (the “Company”), taken place on May 31, 2005, drawn up as a summary.

1.

Date, time and place of the meeting: At the 31st day of May, 2005, at 2 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4° andar.

2.

Attendance: Totality of the members of the Board of Directors, as follows: Marcel Herrmann Telles, Victório Carlos De Marchi, José Heitor Attilio Gracioso, Roberto Herbster Gusmão, Jorge Paulo Lemann e Roberto Moses Thompson Motta.

3.	President/Secretary: President: Victório Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.	Subject: (i) determine the payment of a stock dividend to the Company’s shareholders; and (ii) deliberate on the opening of Company’s branches.

5.	Deliberações:

(i) To approve, pursuant to Article 10 of Company’s bylaws, the increase of Company’s capital in the amount of R$948,561,439.15, which is therefore increased from R$4.742.807.195,75 to R$5.691.368.634,90, through the capitalization of part of the existing capital reserves registered in the balance sheet dated December 31, 2004, with the issuance of 10,941,151,072 registered common shares, to be credited, on the date hereof, to Company’s shareholder, as stock dividend, in the proportion of 1 (one) common share for every 5 (five) outstanding preferred or common shares owned by such shareholders. Company’s capital stock shall be divided into 65,876,073,783 shares, of which 34,499,422,931 are common and 31,376,650,852 are preferred shares. The unitary price attributed to the stock dividend shares, pursuant to paragraph 1 of art. 25 of IN/SRF No. 25/2001, is of R$0.086696677.

(ii) Determine the publication of a notice to the Company’s shareholders fixing a 30-days term for the adjustment of the fractional positions resulted from the stock dividend in round lots of 5 common shares, as provided for in §3 of art. 169 of Law No. 6,404/76.

(iii) To approve, pursuant to Article 2 of Company’s bylaws, the opening of branches in the locations and for the purposes indicated in the attached spreadsheet that, after being initialized by the members of Company’s Board of Directors present in the meeting, becomes an integral part of the minutes of this Meeting as Attachment I.

6.

Closing: With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all the members of the Company’s Board of Directors, were duly executed. Signatures - Members of the Board of Directors: Marcel Herrmann Telles, Victório Carlos De Marchi, José Heitor Attilio Gracioso, Roberto Herbster Gusmão, Jorge Paulo Lemann and Roberto Moses Thompson Motta; Chairman: Victório Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

This present instrument is a free English translation of the Minutes drawn up in the company’s records.

São Paulo, May 31, 2005.

Pedro de Abreu Mariani
Secretary

Attachment I

Type of Entity	Address	City	State	Zip Code
Fábrica	Av. Antarctica, 1891 Parte - Fazenda Sta Ursula	JAGUARIUNA	SP	13.820-000
Fábrica	Rodovia Marechal Rondon, KM 317, Rural	AGUDOS	SP	17.120-000
Fábrica	Rodovia Dom Gabriel Paulino Bueno Couto, S/N KM 66-Parte-Distrito Industrial	JUNDIAI	SP	13.212-240
Centro de Distribuição	Rua Hugo Fortes, 1656 Compl. 1676 - Lagoinha	RIBEIRAO PRETO	SP	14.090-010
Fábrica	Estrada Geral Itapua a Estiva S/N - Faxina -Aguas Claras	VIAMÃO	RS	94.760-000
Maltaria	Rua Voluntários da Patria, 2619, Sede	PORTO ALEGRE	RS	90.230-010
Fábrica	Av.Borges de Medeiros, 151, Tres Portos	SAPUCAIA DO SUL	RS	93.212-110
Escritório Administrativo	Avenida Presidente Juscelino Kubitschek, 50 7°andar - Itaim-Bibi	SAO PAULO	SP	04.530-010
Centro de Distribuição	Avenida Presidente Wilson, 486 - Mooca	SAO PAULO	SP	03.107-000
Escritório Administrativo	Rua Dr.Renato Paes de Barros, 1017 cj.31/32-3 and.parte-Itaim-Bibi	SAO PAULO	SP	04.530-001
Fábrica	Rodovia dos Minerios Km 9,5, n° 99 - Jardim Monterrey	ALMIRANTE TAMANDARÉ	PR	83.507-000
Fábrica	Avenida Presidente Getulio Vargas, 262 - Rebouças	CURITIBA	PR	80-230-030
Centro de Distribuição	Av. Domingos de Almeida, 253 - Areal	PELOTAS	RS	96.085-470
Fábrica	Rodovia BR 060, s/n entre os KM's 110/114 - Zona Rural	ANÁPOLIS	GO	75.045-190
Centro de Distribuição	Rua Luiz Carlos Zani, s/n, loteamento 64 - Parque Indl III	IBIPORA	PR	86.200-000
Fábrica	Avenida Victor Alves de Brito, 2940 - Pinheiro Seco	LAGES	SC	88.525-300
Escritório Administrativo	Rua General Osório, 1155 Salas 703/704 - Centro	PASSO FUNDO	RS	99.010-140
Depósito	Rua Pio XII, 61 - São José	CAXIAS DO SUL	RS	95.032-410
Centro de Distribuição	Av. Roberto de Jesus Afonso, 95 - Distr. Industrial II	ARARAQUARA	SP	14,808,156
Centro de Distribuição	Rua Camilo Verissimo da Silva, 305 - Kobrassol II	SÃO JOSE	SC	88.108-250
Fábrica	Estrada Ary Jorge Zeitune,3100, Jardim Belvedere	GUARULHOS	SP	07.142-360
Fábrica	BR 101 Sul, Km 30, s/n - Cabo	CABO DE SANTO AGOSTINHO	PE	54.515-070
Fábrica	Área Especial p/ Industria, 01 Setor Leste, Gama	BRASILIA	DF	72.491-010
Fábrica	Antiga Estrada Rio São Paulo, 6011, Km 31- Campo Grande	RIO DE JANEIRO	RJ	21.853-480
Fábrica	Estrada do Jaguari, Km 12, Pagador Andrade	JACAREI	SP	12.315-310
Fábrica	Av. Helena Vasconcelos Costa, 750, Cincao	CONTAGEM	MG	32.371-685
Fábrica	Rod. MG 050, s/n Km 46/47 - Centro	JUATUBA	MG	35.675-000
Centro de Distribuição	Avenida Paris, 190 - parte- Area da Cascata	PAULINEA	SP	13.140-000
Centro de Distribuição	Rodovia Vitória / Jacaraipe, 2654 - Jardim Limoeiro	SERRA	ES	29.164-052
Fábrica	Av. Dario Vieira Machado, 2000, J Balneario M. Ponte	GOIANIA	GO	74.593-140
Centro de Distribuição	Avenida Bandeirantes, 3931- Guanandy	CAMPO GRANDE	MS	79.006-001
Fábrica	Estrada RN, 160 Km 06 - Centro	SÃO GONÇALO DO AMARANTE	RN	59.290-000
Fábrica	Estrada do Engenho D'Agua, 199 parte - Jacarepagua	RIO DE JANEIRO	RJ	22.765-240
Fábrica	Avenida Antarctica, 2999 - Santa Rosa	CUIABÁ	MT	78.045-330
Fábrica	Rua João Ursulo, 1620 - Polo Petroquimico	CAMAÇARI	BA	42.810-390
Fábrica	Rod. BR 116, s/n - Km 32 - Sitio Floresta	AQUIRAZ	CE	61.700-000
Fábrica	Av. Henry Wall de Carvalho, 7220 - Distrito Industrial	TERESINA	PI	64.022-050
Centro de Distribuição	Rodovia Augusto Montenegro KM 10,S/N° 3ªlinha icoaraci/Ten - Icoaraci	BELEM	PA	66.820-000
Fábrica	Rodovia BR 101, S/N Km 133 - Industrial	ESTÂNCIA	SE	49.200-000
Fábrica	Av. Dr. Walter Belian, 2230 - Filial Paraiba II - Distrito Industrial	JOÃO PESSOA	PB	58.020-388
Fábrica inativa	Rodovia BR 135 KM 05, n°05 - Ribeira	SAO LUIS	MA	65.099-110
Laboratório	Av. Rio Grande, S/N km 7 parte A - Valinhos	PASSO FUNDO	RS	99.040-000
Centro de Distribuição	Av. Comendador Gustavo Paiva, 3230 parte - Cruz da Almas	MACEIO	AL	57.038-000
Fábrica	Av. Constantino Nery, 2575 - Flores	MANAUS	AM	69.050-002
Centro de Distribuição	Av. Presidente Kennedy, 4400 - Sapucaia	OLINDA	PE	53.270-900
Fomento Guaraná	Av.Antarctica, 595/ 597 - Centro	MAUES	AM	69.190-000
Centro de Distribuição	Avenida Presidente Dutra, 307 - Jurema	VITÓRIA DA CONQUISTA	BA	45.035-180
Escritório Administrativo	R.Sebastião Donato (C.Emp.Manai Center), S/N sala 104 - Centro	CAMPINA GRANDE	PB	58.102-279
Centro de Distribuição	Rua Jeronimo Albuquerque, 590 - Barra do Ceará	FORTALEZA	CE	60.331-750
Escritório Administrativo	SC/Norte Quadra 05, Bloco A, 50, sala 1420 - Setor Comerc. Norte	BRASILIA	DF	70.715-900
Escritório Administrativo	Avenida Antarctica, 1891 parte - Fazenda Sta Ursula	JAGUARIUNA	SP	13.820-000
Depósito	Avenida Brasil, 15846 - Vigário Geral	RIO DE JANEIRO	RJ	21.241-051
Depósito	Rua Sao Cristovao, 1221 - Sao Cristovao	RIO DE JANEIRO	RJ	20.940-001
Depósito	Avenida Capitao Juvenal Figueiredo, 1497 - Colubande	SÃO GONÇALO	RJ	24.750-565
Escritório Administrativo	Rua Alberto Parqualine, 111 sala 1301 - Centro	SANTA MARIA	RS	97.015-010
Depósito	Rua Almirante Brasil, 10 - Jardim Balneario	Angra dos Reis	RJ	23.900-000
Fábrica	Rua Pinheiro Machado,347 - Centro	ESTRELA	RS	95.880-000
Fábrica	Rua Aurora, 1200 - Vila Rosa	CANOAS	RS	92.020-510
Fábrica	Rua Osvaldo Aranha, 4520 - Olaria	MONTENEGRO	RS	95.780-000
Comércio Atacadista	Rodovia Mario Donega, S/N km 2 - Zona Rural	RIBEIRÃO PRETO	SP	14.034-000
Fábrica-inativa	Rua Vereador Mario Pezzi, 221- Centro	CAXIAS DO SUL	RS	95.084-180
Fazenda	Estrada dos Moraes, S/N - Maresia	MAUES	AM	69.190-000
Escritório Administrativo	Av. Nossa Senhora da Penha, 1495 sala 702 - Santa Lucia	VITORIA	ES	29.045-401
Escritório Administrativo	Avenida Winston Maruca, S/N Polo Ind. Nautico - Jacuacanga	ANGRA DOS REIS	RJ	23.905-000
Escritório Administrativo	Rua Pará - Ed. Felipe Adura 4 andar, 2361 sala 405-A - Centro	CASCAVEL	PR	85.812-011
Escritório Administrativo	Rua Julia Wanderley, 1175 - Centro	PONTA GROSSA	PR	84.010-170
Centro de Distribuição	Avenida Presidente Vargas, 510 - Pecuaria	CAMPOS DOS GOITACAZES	RJ	28.055-293
Centro de Distribuição	Avenida Agamenon Magalhaes, 1621 - Mauricio de Nassau	CARUARU	PE	55.014-000
Centro de Distribuição	Rua Fagundes de Oliveira, 640 - Piraporinha	DIADEMA	SP	09.950-300
Fábrica-inativa	Rodovia BR 356, 3000 km 3 - Boa Fortuna	ITAPERUNA	RJ	28.300-000
Depósito	Estrada da Posse, 1670 - Campo Grande	RIO DE JANEIRO	RJ	23.088-000
Centro de Distribuição	Rua Professor Jose Vieira de Mendonça, 1435 - Ouro Preto	BELO HORIZONTE	MG	31.310-260
Centro de Distribuição	Avenida Paulo Roberto da Cunha Santos, 2225 - Presidente Roosevelt	UBERLANDIA	MG	38.402-234
Escritório Administrativo	Rua Julio de Castilhos, 244 - sala 201 e 301 - Centro	CAMAQUA	RS	96.180-000
Escritório Administrativo	Rua Silva Paes, 369 sala 1 - Centro	RIO GRANDE	RS	96.200-340
Escritório Administrativo	ST Comércio Local Sul, 104 BL A S/LJ159 - ASA SUL	BRASILIA	DF	70.310-500
Centro de Distribuição	Rua Autas, 80 - Vila Lageado	SAO PAULO	SP	05.346-020
Escritório Administrativo	Rua Rubiao Junior, 2535	SÃO JOSE DO RIO PRETO	SP	15.020-020
Central Assist.Técnica	Av. Travessa Venezuela, 210 parte - Navegantes	PORTO ALEGRE	RS	90.240-220
Escritório Administrativo	Av. Rangel Pestana, 147 - Centro	SANTOS	SP	11.013-933
Escritório Administrativo	Rua Dona Frutuosa, 16 - Coronel Nassuca	GUAIBA	RS	92.500-000
Escritório Administrativo	Rua Rui Barbosa, 900 - Chac Braz Miraglia	JAU	SP	17.210-000
Escritório Administrativo	Rua Santa Cruz, 754 7°andar-sala 71 - Centro	LIMEIRA	SP	13.480-041
SUSPENSA	Rua Gel.Marcondes Salgado,8-45, bairro Antarctica - Bauru/SP CEP 17013-231	BAURU	SP	17.013-231
Centro de Distribuição	STRCS TR 02 CJ E LTS 01/02 E TR 03 CJC, S/N° - LTS 01/2 PARTE A, S/N° - Guara	BRASILIA	DF	71.225-533
Centro de Distribuição	Rua Dias Carneiro, 1329 - Ramal	BACABAL	MA	65.700-000
Fomento Malte	Rodovia dos Minerios KM 9,5 , S/N sala B - Jardim Monterrey	ALMIRANTE TAMANDARÉ	PR	83.507-000
Fábrica-inativa	Av Adhemar P Siqueira, 342 - Santa Luzia	CAÇAPAVA	SP	12.283-510
Fábrica	Av Antarctica, 1891 - Faz Santa Ursula	JAGUARIUNA	SP	13.820-000
Escritório Administrativo	Avenida Paraná, 211 sala A - Col Vitoria - Entre Rios	GUARAPUAVA	PR	85.139-400
Centro de Distribuição	Simeão Sobral, 300 - Industrial	ARACAJU	SE	49.065-770
Escritório Administrativo	Rua 21 de agosto, 290 Centro	Santa Ines	MA	65.300-000
Escritório Administrativo	Avenida Dom Pedro I, 1314 - Jardim Morimbi	Cornélio Procópio	PR	86.300-000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.